

Mail Stop 3561

July 8, 2009

Mr. Ross Tannenbaum
Chief Executive Officer
Dreams, Inc.
2 South University Drive
Suite 325
Plantation, FL 33324

> **Re: Dreams, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 14, 2009**
> **File No. 1-33405**

Dear Mr. Tannenbaum:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 6. Selected Financial Data, page 15

1.   Please refer to Item 301(c) of Regulation S-K. If you choose to present Selected
        Financial Data in your filing, you should ensure that the numbers presented agree
        to your audited financial statements. For example, it appears that for the year
        ended December 31 2008, the amount presented for operating expenses either
        should be $39,272 or you should present a separate line item for depreciation and
        amortization expense, and the amount presented for operating income/loss should
        be ($2,006). Please revise future filings accordingly.

Critical Accounting Policies, page 19

2.   In future filings, please revise the discussion of your critical accounting policies
        to focus on the assumptions and uncertainties that underlie your critical
        accounting estimates. In addition, please include a qualitative and quantitative
        analysis of the sensitivity of reported results to changes in your assumptions,
        judgments, and estimates, including the likelihood of obtaining materially
        different results if different reasonably likely assumptions were applied. For
        example, if reasonably likely changes in an assumption used in assessing your
        intangible assets or goodwill for impairment or your deferred tax assets for a
        valuation allowance would have a material effect on your financial condition or
        results of operations, the impact that could result given the range of reasonably
        likely outcomes should be disclosed and quantified.   Given your going concern
        audit opinion and operating loss incurred in 2008, if you do not believe that
        reasonably likely changes in your assumptions related to impairment of your
        intangible assets or goodwill or related to realization of your deferred tax assets
        could have a material impact on your financial statements, we believe you should
        clearly disclose that to your readers, as this may be unclear. Refer to Section V of
        our Release No. 33-8350.

Liquidity and Capital Resources, page 23

3.   We read in the first paragraph of page 23 that you are unaware of any trends that
        may have a negative impact on your ability to continue your operations. Given
        the fact that you received a going concern audit opinion from your independent
        accountants, and the reasons for that opinion, we believe this statement may be
        confusing to your readers. If you intend to present this statement in future filings,
        please better explain to us the meaning of this statement and ensure that you
        clearly disclose the factors that are having a negative impact on your ability to
        continue your operations.

4.   We read at the bottom of page 23 that you believe that future funds generated
        from your operations and available borrowing capacity will be sufficient to fund
        your debt service requirements, working capital requirements and your budgeted
        capital expenditure requirements for the foreseeable future. We have the
        following comments:

        •   Please explain to us in greater detail why you believed this to be true at
                the time you filed your Form 10-K, and if you make similar disclosures in
                future filings, revise your disclosure to provide a more detailed
                explanation to your readers. We believe your current disclosures are
                unclear since you did not generate cash from operating activities in 2008,
                and you were not in compliance with the financial covenants on your debt
                and had not received waivers from your lender at the time of this filing.
                Therefore, it may be unclear to your readers why you expect these factors
                to change during 2009 such that they would provide you with sufficient
                cash during the 12 months following your balance sheet date.
        •   Please expand this disclosure in future quarterly and annual reports to
                better comply with Section 607.02 of the Financial Reporting
                Codification. In this regard, given that your auditors' report contains a
                going concern modification, you should disclose management's viable
                plans to overcome the uncertainty of your ability to continue as a going
                concern. Your explanation of management's plans should include a
                reasonably detailed discussion of your ability or inability to generate
                sufficient cash to support your operations during the 12 month period
                following the date of the financial statements being reported upon,
                including a detailed description of the expected sources and demands for
                cash over that period. Your disclosures should provide enough detail that
                your readers gain insight into management's analysis and concerns related
                to your ability to continue to operate, including the probability of success
                for the various actions you are proposing.
        •   Confirm to us that you will apply this comment to your June 30, 2009
                Form 10-Q.

5.   Please explain to us in greater detail those financial covenants with which you
        were not in compliance as disclosed in your Form 10-K. Based on your
        disclosures in Note 7 to your financial statements, we assume you were not in
        compliance with your fixed charge coverage ratio and/or minimum tangible net
        worth covenants. Given your previous noncompliance with your debt covenants,
        we believe you should disclose to your readers in future filings what your
        modified financial covenants are, how these measures are calculated, minimum or
        maximum amounts specified in the covenants, and what your actual amounts are
        as of the balance sheet date to assist them in evaluating the likelihood of future
        noncompliance. Please also tell us and disclose the reasonably possible outcomes
        if you were determined to be in default on your debt, such as whether you would

need to sell one of your businesses or whether you would need to liquidate your inventory to be able to quickly raise the funds needed to repay the debt.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 27

6.   Please tell us if your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure. We note that you state this was part of your evaluation but it is not included in your conclusion, which may be confusing to your readers. Please revise future filings to either include the entire definition of disclosure controls and procedures in your concluding sentence or provide none of the definition in your concluding sentence to eliminate this possible confusion.

7.   We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of our Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Report of Management on Internal Controls over Financial Reporting, page 27

8.   Please confirm to us that management is responsible for establishing and maintaining adequate internal control over financial reporting, and revise future filings to include a statement of management's responsibility as required by Item 308(a)(1) and Item 308T(a)(1) of Regulation S-K.

Financial Statements for the Fiscal Year Ended December 31, 2008

Report of the Independent Registered Public Accounting Firm, page F-1

9.   Your audit report as included in your Form 10-K does not appear to indicate the city and state where issued as required by Item 2.02(a) of Regulation S-X. Please confirm to us that the original audit report you received from your independent

accountants does indicate the city and state where issued, and ensure that future filings fully comply with Item 2.02(a) of Regulation S-X.

Consolidated Balance Sheets, page F-2

10.   Please explain to us why the number of shares that you disclose as issued and outstanding on your balance sheet, less your treasury stock, does not match the rollforward of shares outstanding on your Consolidated Statement of Stockholders' Equity on page F-4 or the number of shares issued and outstanding that you disclose in Footnote 10 Stockholders' Equity on page F-18. Your response should separately address 2007 and 2008. Please revise future filings to ensure that these disclosures are consistent and to ensure that the rollforward of shares outstanding presented on your statement of stockholders' equity sums to the number presented at the bottom.

Notes to Consolidated Financial Statements

General

11.   It appears that throughout your document you generally present dollar amounts in thousands, including in the Notes to Consolidated Financial Statements. However, in some places, such as the monthly payments in Note 9, Notes Payable, on page F-16 and the future aggregate minimum annual lease payments in Note 13, Commitments and Contingencies, on page F-21, dollar amounts appear to be in dollars. In future filings, please either conform your presentation throughout your document or clarify in specific notes whether amounts are stated in dollars or some other measure.

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-6

12.   We read on page four that in January 2008, you began marketing your web syndication services to third parties. Please tell us the amount of revenues you generated in 2008 from providing these services to third parties. If these revenues were more than immaterial, please tell us, and disclose in future filings, a detailed revenue recognition policy for these services. In this regard, it appears that such policy should consider the guidance in EITF 00-3, EITF 00-21, SAB 104, and possibly SOP 97-2.

Goodwill and Intangible Assets, page F-7

13.   We note from your disclosures here and in Note 6 that you have not recorded any impairment losses related to your goodwill and intangible assets. Please explain

> to us in more detail how you came to this conclusion especially given that you
> have a net loss, cash flows used in operations and substantial doubt as to your
> ability to continue as a going concern. Please also explain to us how you
> considered the criteria in paragraph 8 of SFAS 144 and paragraph 28 of SFAS
> 142 when considering whether an interim impairment test should be performed as
> of March 31, 2009.

Note 11. Income taxes, page F-19

14.   Please explain to us in more detail how you determined the amount of your
        valuation allowance on your deferred tax asset and how you determined that the
        remaining amount is more likely than not to be realized. Please discuss all
        positive and negative evidence that you considered as contemplated by paragraph
        20 of SFAS 109.

Note 15. Business Segment Information, page F-22

15.   Please explain to us how you determined your operating segments under
        paragraph 10 of SFAS 131. Your response should specifically identify your Chief
        Operating Decision Maker (CODM) and describe in reasonable detail the various
        levels at which operating results, including revenues and any measures of
        profitability or loss, are presented to your CODM. Also explain to us how you
        determined the aggregation of your operating segments into your two reportable
        segments, if any such occurred, was consistent with paragraph 17 of SFAS 131.
        In this respect we note that your retail segment includes several varied business
        lines including company-owned retail stores, e-commerce and web syndication.
        It appears that to manage your company in an appropriate control environment,
        your CODM might need to review information for these varied business lines
        below the reportable segment level, so we would like you to explain to us why
        these represent one reportable segment and not several. It also appears from your
        disclosures on pages five and six that The Greene Organization is included in
        your manufacturing and distribution segment, and given that athletic
        representation is a fundamentally different business from manufacturing and
        distributing products, we would similarly like you to explain to us why these
        varied business lines represent one reportable segment.

16.   Based on the description of your business in Item 1 of your Form 10-K, it appears
        that you generate revenues from selling products and from providing services to
        third parties such as your web syndication services and your athletic
        representation services. Please explain to us how you determined you did not
        need to provide a more detailed breakdown of your revenues to comply with
        paragraph 37 of SFAS 131. If revenues from your services are immaterial, we
        believe that you should clarify that to your readers somewhere appropriate within
        your filing to provide them with better insight into your company.

Note 17. Valuation and Qualifying Accounts, page F-24

17.   We note from the bottom of page 19 that you establish a reserve when it is
        apparent that the expected realizable value of an inventory item falls below its
        original cost and the current reserve for inventory obsolescence is $334,000.
        Please explain to us how you considered disclosing a rollforward of your
        inventory valuation account either here or in Schedule II - Valuation and
        Qualifying Accounts.

Exhibit 31.1 and 31.2

18.   We note that the identification of the certifying individual in the opening line of
        the certification required by Exchange Act Rule 13a-14(a) also includes the title
        of the certifying individual. In future filings, the identification of the certifying
        individual at the beginning of the certification should be revised so as not to
        include the individual's title. Please apply this comment beginning with your June
        30, 2009 Form 10-Q.

19.   We also note that the introductory language in paragraph 4 does not include a
        statement of the certifying officer's responsibility for establishing and
        maintaining internal control over financial reporting (as defined in Exchange Act
        Rules 13a-15(f) and 15d-15(f)). In future filings, please ensure that your
        certifications use the exact wording from Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Period Ended March 31, 2009

Financial Statements for the Period Ended March 31, 2009

20.   It is unclear to us that you have properly applied the guidance in SFAS 160 to
        your balance sheets and statements of operations. Please ensure that future
        filings, including your upcoming June 30, 2009 Form 10-Q, properly present any
        noncontrolling interests on the face of your financial statements.

                                    *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing, you may wish to provide us with marked copies of any amendment to expedite our
review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief